

December 14, 2010

Mr. George S. Barrett
Chairman and Chief Executive Officer
Cardinal Health, Inc.
7000 Cardinal Place
Dublin, OH 43017

> **Re: Cardinal Health, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed August 26, 2010**
> **File No. 001-11373**

Dear Mr. Barrett:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

1. We note your discussion of non-GAAP financial measures, such as 'non-GAAP operating earnings,' 'non-GAAP operating earnings from continuing operations,' 'non-GAAP diluted EPS,' and 'non-GAAP tax rate,' throughout your Forms 8-K filed August 5, 2010 and October 28, 2010 and within Management's prepared remarks in your earnings calls also conducted on those dates. It appears these metrics represent important measures by which you manage operations and communicate performance to investors. Please explain to us why you do not discuss these metrics in your June 30, 2010 Form 10-K or September 30, 2010 Form 10-Q.

Results of Operations, page 22

Revenue, page 22

Fiscal 2010 Compared to Fiscal 2009, page 22

Medical Segment, page 23

2.   We note your disclosure that in connection with the August 31, 2009 Spin-Off you recognized previously deferred inter-company revenue for sales to CareFusion of $51 million, and that prior to the Spin-Off you deferred revenue for products sold to CareFusion businesses until the products were sold to the end customers. Please further explain to us your basis for recognizing this transfer of inventory to CareFusion as revenue in connection with the CareFusion Spin-Off rather than including the inventory in the non-cash dividend issued in connection with the Spin-Off. In your response, explain to us how the transfer of inventory represented the culmination of an earnings process and describe to us the accounting literature you applied to support your treatment.

Critical Accounting Policies and Sensitive Accounting Estimates, page 32

Goodwill and Other Intangibles, page 34

3.   We note the disclosure that your market-based approach historically included a review of the price/earnings ratio for publicly traded companies that were similar in nature, scope and size to your reporting units to the extent available. It appears to us that you used alternate estimates and assumptions to estimate the fair value of your reporting units under the market-based approach in 2010. Please clarify how the market-based approach changed, the reasons for the change in approach and the impact the change in approach had on the results of your impairment test. Also tell us how your income-based and market-based approaches are weighted and whether the weighting methodology is consistent from year to year.

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        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Archfield at (202) 551-3315 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services